March 20, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: TREATY ENERGY CORP (F/K/A/ ALTERNATE ENERGY CORP.)

Registration Statement on Form SB-2 (File No.:333-124222)

Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), TREATY ENERGY CORP. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on a Form SB-2, File No. 333-124222, together with all exhibits and amendments thereto (collectively, the “Registration Statement”) as originally filed with the Commission on April 21, 2005.

The Company confirms that the Registration Statement was not declared effective by the Commission and no securities of the Company have been sold pursuant to the Registration Statement.  The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a written copy of the order consenting to the withdrawal of the Registration Statement to the undersigned at 310 North Willis Street, Suite 212, Abilene, Texas 79603, and a facsimile copy to the Company’s legal counsel, Jonathan D. Leinwand, P.A.: facsimile number (954) 252-4265.  Should you have questions regarding this matter, please contact Jonathan Leinwand, Esq. at (954) 903-7856.

Very Truly Yours,

Treaty Energy Corp.

By:	/s/ Ronda Hyatt
Ronda Hyatt
President